UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File No.: 0-28584

Check Point Software Technologies Ltd.
(Translation of registrant’s name into English)

5 Shlomo Kaplan Street, Tel Aviv 6789159, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On December 2, 2025, Check Point Software Technologies Ltd. (NASDAQ:CHKP) (the “Company”) issued a press release announcing a proposed offering of $1.5 billion principal amount of 0.00% convertible senior notes due 2030 in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). A copy of the press release is attached as Exhibit 99.1 to this Report on Form 6-K.

The unaudited financial statements of the Company for the nine months ended September 30, 2024 and 2025 and as of September 30, 2025 are furnished herewith as Exhibit 99.2 to this Report on Form 6-K.

Supplemental disclosure related to the Company’s results of operations and liquidity and capital resources for the nine months ended September 30, 2025 is attached as Exhibit 99.3 to this Report on Form 6-K.

Other than as indicated below, the information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act.

Exhibits 99.2 and 99.3 to this Report on Form 6-K are hereby incorporated by reference into the Company’s registration statements on Form S-8 filed with the Securities and Exchange Commission on the following dates: September 9, 2025 (File No. 333-290131); March 17, 2025 (File No. 333-285866); April 2, 2024 (File No. 333-278473); January 16, 2024 (File No. 333-276518); July 28, 2020 (File No. 333-240141); December 2, 2019 (File No. 333-235322); October 31, 2018 (File No. 333-228075); May 4, 2016 (File No. 333-211113); October 8, 2015 (File No. 333-207335); and April 3, 2006 (File No. 333-132954).

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

99.1	Press release dated December 2, 2025 entitled “Check Point Software Announces Proposed Private Offering of $1.5 Billion of 0.00% Convertible Senior Notes due 2030.”
99.2	Unaudited financial statements for Check Point Software Technologies Ltd. for the nine months ended September 30, 2024 and 2025 and as of September 30, 2025.
99.3	Supplemental Company Disclosure.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2, 2025
CHECK POINT SOFTWARE TECHNOLOGIES LTD.

	By:	/S/ ROEI GOLAN
	Name:	Roei Golan
	Title:	Chief Financial Officer